Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Inc. ("HIVE" or the "Company")
Suite 855, 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

October 8, 2021

Item 3 News Release

The news release reporting the material change was issued by HIVE and disseminated through Newsfile on October 8, 2021 and subsequently filed on SEDAR at www.sedar.com.

Item 4 Summary of Material Change

On October 8, 2021, the Company provided an update on its at-the-market offering and the grant of option and restricted share units to an officer of the Company.

Item 5 Full Description of Material Change

Item 5.1 Full Description of Material Change

Please see the attached news release dated October 8, 2021.

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras Chief Financial Officer
Telephone: 604-664-1078

Item 9 Date of Report

October 13, 2021

HIVE

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

October 8, 2021

HIVE Blockchain Provides Update on At-the-Market Offering

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada – HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE: HBF) (the "Company" or "HIVE") provides an update on its at-the-market offering and the grant of option and restricted share units to an officer of the Company.

At-the-Market Offering

Pursuant to the ATM Equity Program, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange ("TSXV"), the Company announces that, during its second quarter ended September 30, 2021, it has issued an aggregate of 4,980,600 common shares (the "ATM Shares") over the TSX-V, for aggregate gross proceeds to the Company of C$19,161,593. The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$3.85. Pursuant to the Equity Distribution Agreement associated with the ATM Equity Program (the "EDA"), a cash commission of US$457,030 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the EDA during the second quarter ended September 30, 2021.

Pursuant to the EDA, the Company may, from time to time, sell up to US$100 million of common shares in the capital of the Company. The Company intends to use the net proceeds of the ATM Equity Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Common Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Option and RSU Grant

The Company announced that the Board of Directors has approved the grant of 900,000 incentive stock options to an officer of the Company which vest over 60 months. The options are exercisable into the equivalent amount of common shares of the Company at a price of C$3.70 per share until October 7, 2031. The Company's Board has also approved the grant of 40,000 restricted share units ("RSUs") to an officer of the Company which vest over 12 months. Each vested RSU entitles the holder to receive one common share of the Company. The grant of options and RSUs are subject to the approval of the TSX Venture Exchange.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space. HIVE traded over 2 billion shares in 2020.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.
"Frank Holmes"
Executive Chairman

For further information please contact:
Frank Holmes
Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company, and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. The Company has assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.